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As filed with the Securities and Exchange Commission on October 23, 2003

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FIREPOND, INC.
(Name of Subject Company (Issuer))

FIRE TRANSACTION SUB, INC.
JAGUAR TECHNOLOGY HOLDINGS, LLC
(Name of Filing Persons (Offerors))

Common Stock par value $0.10 per share
(Title of Class of Securities)

318224 10 2
(CUSIP Number of Class of Securities)

Douglas B. Croxall
President
Jaguar Technology Holdings, LLC
74-785 Highway 111, Suite 103
Indian Wells, California 92210
Telephone: (760) 674-1074
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
Communications on Behalf of Person(s) Filing Statement)

Copy to:

Allen Z. Sussman, Esq.
Morrison & Foerster LLP
555 West Fifth Street, Suite 3500
Los Angeles, California 90013-1024
Telephone: (213) 892-5200

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee

$11,594,422	$938

*
Estimated for purposes of calculating the filing fee. This calculation assumes the purchase of 3,669,121 shares of common stock of FirePond, Inc. at the tender offer price of $3.16 per share of common stock. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #11 for Fiscal Year 2003 issued by the Securities and Exchange Commission on February 21, 2003, equals 0.008090% of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid:                                                 Filing party:
    Form or Registration No.:                                                 Date filed:

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement on Schedule TO (this "Schedule TO") is filed by Jaguar Technology Holdings, LLC, a Delaware limited liability company ("Parent"), and Fire Transaction Sub, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Parent. This Schedule TO relates to the third party offer (the "Offer") by Purchaser to purchase all of the outstanding shares of common stock, par value $0.10 per share (the "Shares"), of FirePond, Inc., a Delaware corporation (the "Company"), for $3.16 per share, upon the terms and subject to the conditions set forth in the offer to purchase, dated October 23, 2003 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(1)(B) (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer").

Item 1. Summary Term Sheet.

        The information contained in the section "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

        (a)   The name of the subject company is FirePond, Inc., a Delaware corporation. The address of the principal executive offices of the Company is 8009 South 34th Avenue, Minneapolis, Minnesota 55425. The telephone number of the principal executive offices of the Company is (952) 229-2300. The information set forth under the caption "Certain Information Concerning the Company" in the Offer to Purchase is incorporated herein by reference.

        (b)   This Schedule TO relates to third party offer of Purchaser to purchase all of the outstanding shares of the Company's common stock, par value $0.10 per share (the "Shares"). As of the close of business on September 30, 2003, there were 3,669,121 Shares outstanding.

        (c)   The information set forth under the caption "Price Range of Shares" in the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

        (a)   This Schedule TO is filed by Parent and Purchaser (the "Filing Persons"). The business address of each of the Filing Persons is 74-785 Highway 111, Suite 103, Indian Wells, California 92210. The business telephone number of each of the Filing Persons is (760) 674-1074.

        (b)   The information set forth under the caption "Certain Information Concerning Parent and the Purchaser" and in Schedule I of the Offer to Purchase is incorporated herein by reference.

        (c)   The information set forth in Schedule I of the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

        (a)   The information set forth under the following captions in the Offer to Purchase is incorporated herein by reference: The Summary Term Sheet; Introduction; Terms of the Offer; Acceptance for Payment and Payment for Shares; Procedures for Accepting the Offer and Tendering Shares; Withdrawal Rights; Certain United States Federal Income Tax Consequences; and Certain Conditions of the Offer.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

        (a)   The information set forth under the following captions in the Offer to Purchase is incorporated herein by reference: Certain Information Concerning Parent and the Purchaser; and Background of the Offer; Past Contacts or Negotiations with the Company.

        (b)   The information set forth under the following captions in the Offer to Purchase is incorporated herein by reference: Certain Information Concerning Parent and the Purchaser; and Background of the Offer; Past Contacts or Negotiations with the Company.

Item 6. Purpose of the Transaction and Plans or Proposals.

        (a)   The information set forth under the following captions in the Offer to Purchase is incorporated herein by reference: Introduction; Purpose of the Offer; Plans for the Company; and Certain Effects of the Offer.

        (c)   The information set forth under the following captions in the Offer to Purchase is incorporated herein by reference: Introduction; Purpose of the Offer; Plans for the Company; and Certain Effects of the Offer.

Item 7. Source and amount of Funds or other Consideration.

        (a)   The information contained in the section "Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

        (b)   The information contained in the section "Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

        (d)   The information contained in the section "Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

        The information contained in the section "Certain Information Concerning Parent and the Purchaser" in the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed Compensation or Used.

        (a)   The information set forth under the caption "Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

        Not applicable.

Item 11. Additional Information.

        The information set forth under the following captions in the Offer to Purchase is incorporated herein by reference: Certain Effects of the Offer; Certain Legal Matters; Regulatory Approvals; and Miscellaneous.

Item 12. Exhibits.

(a)(1)(A)	Offer to Purchase, dated October 23, 2003
(a)(1)(B)	Form of Letter of Transmittal
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(5)(A)	Press Release issued by Parent on October 9, 2003 (incorporated by reference to the Schedule TO filing by Parent on October 9, 2003)
(a)(5)(B)	Summary Advertisement, as published in The New York Times on October 23, 2003
(b)	Financing commitment letter addressed to Jaguar Technology Holdings, LLC from TSD Investments, LLC, dated as of October 8, 2003
(d)(1)	Agreement and Plan of Merger, dated as of October 8, 2003, by and among FirePond, Inc., Jaguar Technology Holdings, LLC and Fire Transaction Sub, Inc.
(d)(2)	Amendement No. 1 to Agreement and Plan of Merger, dated as of October 22, 2003, by and among FirePond, Inc., Jaguar Technology Holdings, LLC and Fire Transaction Sub, Inc.
(d)(3)	Form of Tender and Voting Agreement, dated as of October 8, 2003, by and among Jaguar Technology Holdings, LLC, Fire Transaction Sub, Inc. and certain stockholders of FirePond, Inc.
(d)(4)	Confidentiality Agreement, dated September 2, 2003, between Acclaim Financial Group Venture III, LLC and FirePond, Inc.
(g)	Not applicable
(h)	Not applicable

Item 13. Information Required by Schedule 13E-3.

        Not applicable.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 23, 2003	FIRE TRANSACTION SUB, INC.

	By:	/s/ Douglas B. Croxall
	Name:	Douglas B. Croxall
	Title:	President

Dated: October 23, 2003	JAGUAR TECHNOLOGY HOLDINGS, LLC

	By:	/s/ Douglas B. Croxall
	Name:	Douglas B. Croxall
	Title:	Managing Member

EXHIBIT INDEX

Exhibit No.	Exhibit Name
(a)(1)(A)	Offer to Purchase, dated October 23, 2003
(a)(1)(B)	Form of Letter of Transmittal
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(5)(A)	Press Release issued by Parent on October 9, 2003 (incorporated by reference to the Schedule TO filing by Parent on October 9, 2003)
(a)(5)(B)	Summary Advertisement, as published in The New York Times on October 23, 2003
(b)	Financing commitment letter addressed to Jaguar Technology Holdings, LLC from TSD Investments, LLC, dated as of October 8, 2003
(d)(1)	Agreement and Plan of Merger, dated as of October 8, 2003, by and among FirePond, Inc., Jaguar Technology Holdings, LLC and Fire Transaction Sub, Inc.
(d)(2)	Amendement No. 1 to Agreement and Plan of Merger, dated as of October 22, 2003, by and among FirePond, Inc., Jaguar Technology Holdings, LLC and Fire Transaction Sub, Inc.
(d)(3)	Form of Tender and Voting Agreement, dated as of October 8, 2003, by and among Jaguar Technology Holdings, LLC, Fire Transaction Sub, Inc. and certain stockholders of FirePond, Inc.
(d)(4)	Confidentiality Agreement, dated September 2, 2003, between Acclaim Financial Group Venture III, LLC and FirePond, Inc.
(g)	Not applicable
(h)	Not applicable

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purpose of the Transaction and Plans or Proposals.
  Item 7. Source and amount of Funds or other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed Compensation or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURES
EXHIBIT INDEX